Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: November 6, 2015

November 6, 2015

Dear Unitholder,

It’s time to set the record straight.  Sprott is offering the opportunity for you to get out of an underperforming investment for a real premium and exchange your Central GoldTrust (GTU) units for a liquid security that trades at or near the actual price of the gold you invested in.

The current Trustees of GTU, however, continue to fight tooth and nail to prevent you and your fellow unitholders from getting the investment you deserve and that they were supposed to provide. Whereas the Spicers and GTU Trustees offer only a dishonest campaign intended to scare unitholders rather than to help them, we are offering real value.

Thousands of unitholders, representing 57% of outstanding units, recently tendered into the offer — expressing overwhelming support for the offer.  As we continue to gain momentum and gather additional support, we are also creating a faster path to help you complete this premium transaction.  Once we achieve two-thirds of units tendered, we intend to complete the transaction, but as an alternative to ensure the successful completion of the transaction, we are also taking steps to give unitholders a forum to vote on the offer.

We are confident the transaction will be completed — so show your support and receive the benefits of the offer.  If you have not yet tendered your units, we urge you to do so today!

While the GTU Trustees continue to stretch the truth and cause confusion in an attempt to distract from their miserable track record, our message to you remains clear as it has since day one: Sprott will substantially eliminate the persistent trading discount that has hurt your investment, based on previous trading history.

Consider the following:

VALUE

Sprott initiated this offer in response to GTU unitholders who were being punished for GTU’s inability to perform as advertised and its consistent trading at a significant discount to net asset value (NAV). This offer is an opportunity to enter into a security that does what you have always expected your GTU investment would do: properly track the price of gold. In doing so, the offer provides you an immediate premium on an NAV to NAV basis.

Further, a recent public filing of GTU shows that its management team has expensed over $2 million in legal fees to you and all of its unitholders during this process (which we believe is ridiculous, given that we have paid out of our own pocket). Sprott responded to this by announcing it would pay GTU unitholders an additional premium of US$0.10 per GTU unit payable in Sprott Physical Gold Trust (PHYS) units (approximately US$2 million total cost to Sprott), in addition to the units of PHYS being offered on a NAV to NAV exchange basis.

When Sprott announced its offer on April 23, the implied premium of PHYS to GTU was over US$3.00 per unit. Given the current trading discount of 10.5% of the Spicer’s other managed vehicle — Central Fund of Canada — our concern for GTU unitholders is that if the Sprott offer goes away, the significant discount of your GTU units to the price of gold is likely to return, based on trading history.  So please help all other unitholders of GTU, and your current market value, and tender your shares.

NAV

There’s only one key statement here. Sprott trades near or above NAV. You buy gold, your security represents the value of that gold. At GTU, they have failed to consistently provide the same value.

Consider a good comparable situation: As of November 5, 2015, Central Fund of Canada, a US$3 billion Spicer-run vehicle that contains a mix of 62% gold bullion and 38% silver bullion, trades at a 10.5% to its NAV. This is emblematic of the Spicer’s inability to provide bullion investment vehicles that properly reflect the value of the assets they hold.  Were Central Fund of Canada’s gold and silver to trade at levels comparable to Sprott-managed vehicles, PHYS and Sprott Physical Silver Trust (“PSLV”), Central Fund of Canada would trade at or near its NAV, and unitholders would immediately realize approximately US$300 million in aggregate value.

Taken together, the Sprott offers for GTU and Silver Bullion Trust (“SBT”), would, as of the date the offers were first announced, unlock over US$60 million on a NAV to NAV basis (approximately US$30 million of which is still to be unlocked as of November 4, 2015). This is an inherent problem that the Sprott offer will immediately solve. Simply put, PHYS trades at or near NAV, and GTU does not.

CREDIBILITY

IT SHOULD BE NOTED TO YOU AS A GTU unitholder that your fund is being managed out of the home of Stefan Spicer’s parents in a small town south of Toronto.  Clearly, your units of GTU are not being professionally managed.

In comparison, we are offering the opportunity to switch to Sprott management.  Sprott is a registered, fully transparent and accountable institution with over 150 employees, managed by a regulated entity that has none of the conflicts that plague the GTU Trustees.

It should be noted, it was GTU Trustees and the Spicers that initiated litigation in this matter, which allowed Sprott to discover that your lead “independent” trustee was receiving approximately $600,000 this year in undisclosed payments from the Spicers.  And the “independent” audit committee and special committee chair’s father has an active consulting agreement with the Spicer family.  Clearly you as a unitholder have not been getting independent advice from your “independent” trustees.

Be a part of the unitholder group that forces this change… call 1-888-518-6805 to tender your shares.

GTU unitholders who have questions regarding the Sprott offer are encouraged to visit our dedicated website at http://www.sprottadvantage.com or contact Sprott’s unitholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Thank you for your support.

Sincerely,

John Wilson
CEO, Sprott Asset Management

Important Notice

The offer by Sprott Asset Management LP (“Sprott”) to purchase the units of GTU (the “Sprott offer”) is subject to conditions. Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015, July 7, 2015 and August 4, 2015, the notices of change dated August 18, 2015 and August 28, 2015, the notice of variation dated September 4, 2015, the notice of extension dated September 18, 2015, the notice of extension and variation dated October 9, 2015, the notice of extension dated November 2, 2015, the notice of variation dated November 4, 2015, and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Gold Trust (“PHYS”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (a “Registration Statement”), which contains a prospectus relating to the Sprott offer (the “Prospectus”) and a tender offer statement on Schedule TO (the “Schedule TO”). This document is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. GTU UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, GTU, PHYS AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU or PHYS. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.